

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 11, 2011

Via E-Mail
Greg D. Smith
Vice President, Finance and Chief Financial Officer
Minefinders, Corporation Ltd.
2288 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

> **Re: Minefinders Corporation Ltd.**
> **Form 40-F**
> **Filed February 25, 2011**
> **File No. 001-31586**

Dear Mr. Smith:

We have reviewed your response to our comments and have further comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

Form 40-F for Fiscal Year Ending December 31, 2010 filed February 24, 2011

1.   We note your response to prior comment 1 in which you state the historical resource cutoff grade of 0.40 gold equivalent grams per tonne (g/t) was retained for your resource estimate to provide continuity with past disclosures and that your proven and probable cutoff grade was determined by economic values, but ranged from 0.27 to 0.037 gold equivalent g/t based of differing recoveries and rock types. Recognizing your reserve cutoff grade was lower than that used for your resource disclosure, please explain supplementally whether additional disclosure for your resources at lower cutoff grades would have been beneficial.

2. We note your response to comment 2 stating that your filings preceded the completion of an updated mineral recourse/reserve report and review, which are presently reflected on your website. Please provide supplementally your updated resource and reserve estimation report for the Dolores Mine that was prepared by Minefinders Corporation personnel and the independent review prepared by Chlumsky, Armbrust, and Meyer.

3. We note your response to comment 4 in which you indicate the information requested may be found in your quarterly and annual reports. We partially re-issue comment 4. Please provide the non-public data set for your operation in 2008 supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact George K. Schuler, Mine Engineer at (202) 551-3718 if you have questions regarding the engineering comments and related matters. Please contact me, Brad Skinner at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant